Exhibit (12)(a)

M&T Bank Corporation

Computations of Consolidated Ratios of Earnings to Fixed Charges

(Dollars in thousands)

	Six Months Ended June 30,				Year Ended December 31,
	2015		2014		2014		2013		2012		2011		2010
Excluding interest on deposits
Fixed charges:
Interest expense (excluding interest on deposits)	$126,758		100,102		217,348		200,413		226,583		244,896		274,584
Interest factor within rent expense (a)	18,421		19,262		36,815		36,490		36,696		34,341		31,565

Total fixed charges	$145,179		119,364		254,163		236,903		263,279		279,237		306,149

Earnings:
Income before income taxes (b)	$828,943		782,172		1,642,245		1,765,568		1,592,035		1,260,789		1,121,868
Fixed charges	145,179		119,364		254,163		236,903		263,279		279,237		306,149

Total earnings (b)	$974,122		901,536		1,896,408		2,002,471		1,855,314		1,540,026		1,428,017

Ratio of earnings to fixed charges, excluding interest on deposits (b)	6.71	x	7.55	x	7.46	x	8.45	x	7.05	x	5.52	x	4.66	x

Including interest on deposits
Fixed charges:
Interest expense	$155,725		131,695		280,431		284,105		343,169		402,331		462,269
Interest factor within rent expense (a)	18,421		19,262		36,815		36,490		36,696		34,341		31,565

Total fixed charges	$174,146		150,957		317,246		320,595		379,865		436,672		493,834

Earnings:
Income before income taxes (b)	$828,943		782,172		1,642,245		1,765,568		1,592,035		1,260,789		1,121,868
Fixed charges	174,146		150,957		317,246		320,595		379,865		436,672		493,834

Total earnings (b)	$1,003,089		933,129		1,959,491		2,086,163		1,971,900		1,697,461		1,615,702

Ratio of earnings to fixed charges, including interest on deposits	5.76	x	6.18	x	6.18	x	6.51	x	5.19	x	3.89	x	3.27	x

(a)	The portion of rents shown as representative of the interest factor is one-third of total net operating lease expenses.
(b)	Figures prior to 2015 have been restated as a result of an accounting policy election to account for investments in qualified affordable housing projects using the proportionate amortization method.